601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 5, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP
Ladder Capital Finance Corporation
Registration Statement on Form S-4
Filed April 29, 2013
File No. 333-188224

Dear Ms. Barberich:

On behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership and Ladder Capital Finance Corporation, a Delaware corporation (each, a “Company” and, together, the “Companies”), this letter sets forth the Companies’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 28, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Companies’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Companies have revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information, including updating the Company’s financial information to incorporate financial data for the period ended March 31, 2013.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

June 5, 2013

General

1.	Staff’s Comment: We note your disclosure from the Plan of Distribution section that you are registering the new 7.375% Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company is furnishing a supplemental letter containing the requested statements and representations concurrently with this letter.

2.	Staff’s Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared Trepp, LLC. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response: In response to the Staff’s comment, the Company will provide in paper form copies of the source materials, which have been marked to highlight the information relied upon and cross-referenced the appropriate location in Amendment No. 1. The Company respectfully advises the Staff that no third party data included in Amendment No. 1 was prepared for or commissioned by the Company or any of its affiliates.

3.	Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

June 5, 2013

Response: The Company has not had any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company confirms that there are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

4.	Staff’s Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company advises the Staff that it does not intend to include in the prospectus any graphics or pictorial representations of the kind referred to in the Staff’s comment.

5.	Staff’s Comment: Please tell us how you have complied with Rule 3-10 of Regulation S-X.

Response: The Company has revised its financial statements to include the footnote referred to in Rule 3-10(b)(4) of Regulation S-X by including the following disclosure:

The Company issued the Notes with Ladder Capital Finance Corporation, as co-issuers on a joint and several basis. Ladder Capital Finance Corporation is a 100% owned finance subsidiary of Ladder Capital Finance Holdings LLLP with no assets or operations. None of Ladder Capital Finance Holdings LLLP’s other subsidiaries currently guarantee the Notes. Based on the structure of the co-issuers, the Company is in compliance with Rule 3-10 of Regulation S-X.

Securities and Exchange Commission

June 5, 2013

Please see pages F-26 and F-58 of Amendment No. 1. While none of our subsidiaries are guaranteeing the Notes at this time, the Company will provide any additional disclosure required by Rule 3-10 in the future if any of its subsidiaries guarantee the Notes.

Cover Page of Prospectus

6.	Staff’s Comment: Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include the expiration date in the final prospectus as required by the applicable provisions of Rule 424.

Market and Industry Data and Forecasts, page ii

7.	Staff’s Comment: Refer to the second sentence in this paragraph and the statement that you cannot assure investors of the accuracy or completeness of the industry publications used in the prospectus. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Response: In response to the Staff’s comment, the Company has revised disclosure on page ii of Amendment No. 1.

Prospectus Summary

The Exchange Offer, page 8

Expiration Date; Withdrawal of Tender, page 8

8.	Staff’s Comment: We note the disclosure indicating that you will return any old notes not accepted for exchange “as promptly as possible” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer. Please revise here and elsewhere in the prospectus.

Securities and Exchange Commission

June 5, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1.

Conditions to the Exchange Offer, page 9

9.	Staff’s Comment: We note that the offer is subject to customary conditions. Please revise your disclosure in the summary to briefly highlight all of such conditions.

Response: In response to the Staff’s comment, the Company has revised the Summary section of Amendment No. 1 to highlight all conditions to the exchange offer. Please see page 9 of Amendment No. 1.

10.	Staff’s Comment: Please also revise to describe your right to amend the offer and describe the extension of the offer period in connection with any material changes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 10 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Businesses

Loans, page 65

11.	Staff’s Comment: We note your portfolio disclosure in this section. Please provide a more detailed description regarding the loan size, collateral type, and location of the underlying assets within the portfolio.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1.

Securities and Exchange Commission

June 5, 2013

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview, page 67

12.	Staff’s Comment: Please expand your period to period comparisons of net income to discuss the spread between your assets’ yields and the average cost of funds.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 75 and 76 of Amendment No. 1.

Income from Sales of Loans, Net, page 69

13.	Staff’s Comment: We note your presentation of performance of your loan securitization business. Please tell us how your presentation complies with Item 10(e) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 73 and 77 of Amendment No. 1. We believe the revised disclosure complies with Item 10(e) of Regulation S-K as:

(a)	the financial measure is presented with equal prominence as the most directly comparable measure presented in accordance with GAAP;

(b)	we have provided a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable measure presented in accordance with GAAP; and

(c)	we have disclosed the reasons why we believe the presentation of the non-GAAP financial measure provides useful information to investors.

Operating Expenses, page 70

14.	Staff’s Comment: Please expand your disclosure to explain in more detail the underlying causes for the significant increase in operating expenses.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 74 and 77 of Amendment No. 1 to provide the requested detail.

Liquidity and Capital Resources

Borrowings Under Various Financing Arrangements, page 75

15.	Staff’s Comment: Please revise to summarize the terms of the restrictive financial covenants under the agreements referenced hereunder. In addition, please advise us whether you intend to file these agreements as exhibits.

Securities and Exchange Commission

June 5, 2013

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 83 of Amendment No. 1. The Company respectfully advises the Staff that it does not believe these agreements to be material because they do not individually exceed 10% of total assets and are of the type entered into in the ordinary course of the Company’s business. Consequently, the Company does not intend to file these agreements as exhibits.

16.	Staff’s Comment: We note that you are dependent on several repurchase arrangements. Please tell us if any single counterparty is material to your financing abilities. If so, please tell us your considerations related to identifying such counterparties.

Response: In response to the Staff’s comment, we direct the Staff to our tabular disclosure on pages F-24, F-25, F-56 and
F-57 of Amendment No. 1 in Note 7 of our consolidated financial statements that provides details of our exposure to any counterparty. The exposure amount is calculated as the fair value of collateral pledged to the counterparty less the outstanding amount of our liability to the counterparty. This reflects the economic substance of our exposure to the counterparty in a repurchase agreement, as we typically borrow cash from and pledge collateral to the counterparty. Accordingly, we believe that the amount disclosed represents an appropriate measure of our economic exposure in the event of a counterparty default and we were not able to recover collateral pledged to the counterparty. Based on this measure, at December 31, 2012, there were no counterparties for which the exposure exceeded 10% of total assets and one counterparty for which the exposure exceeded 5% of our partners’ capital, at 9.5%. At March 31, 2013, there were no counterparties for which the exposure exceeded 10% of total assets and two counterparties for which the exposure exceeded 5% of our partners’ capital, ranging from 12.7% to 15.4%.

Critical Accounting Policies, page 79

Real Estate Securities, page 80

17.	Staff’s Comment: We note your disclosure that you estimate the fair value of our CMBS primarily based on pricing services and broker quotes. Please discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Securities and Exchange Commission

June 5, 2013

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: The Company considers information from selected pricing services in determining the fair value of its securities. The Company develops an understanding of the valuation methodologies used by the third party pricing services via discussion with representatives of the respective pricing services and review of documentation from each pricing service that provides a description of the valuation methodologies used for different types of securities.

The Company understands that the third-party pricing services it uses develop estimates of fair value for CMBS and Agency securities using various techniques, including discussion with internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to and, therefore, is not able to review in detail the inputs used by the pricing services in developing estimates of fair value as part of the various techniques used by the pricing services. However, on at least a monthly basis as part of its closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against the Company’s direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in the Company’s assessment, is relevant to the determination of fair value. This process may result in the Company “challenging” the estimate of fair value for a security if the Company is unable to reconcile the estimate provided by the pricing service with the Company’s assessment of fair value for the security. Accordingly, in following this approach, the Company’s objective is to ensure that the information provided by selected pricing services that is used in the determination of fair value of its securities is reasonable and appropriate.

Securities and Exchange Commission

June 5, 2013

The Company requests prices for each of its securities from three different sources for each of its CMBS and Agency securities investments. Typically, two prices per security are obtained. The Company may also develop a price for a security based on the Company’s direct observations of market activity and other observations if there is either significant variation in the values obtained from the pricing services or if the Company challenges the prices provided. The Company then utilizes the simple average of the available prices to determine the value used for financial reporting. The Company may occasionally utilize broker quotes as a price validation; however, since the broker quotes are non-binding, the Company does not consider them to be a primary source for valuation.

In accordance with ASC 820-10, the Company categorizes instruments into a category listed in the three-level Fair Value hierarchy (Level 1, 2 & 3). The process described above enables us to properly evaluate the pricing data for consistency with the definition of fair value under ASC 820 and to classify the securities within the appropriate level of the fair value hierarchy.

18.	Staff’s Comment: We note that you hold Interest only securities. Please specifically tell us and disclose your accounting policy for these securities and the accounting guidance you rely upon.

Response: In response to the Staff’s Comment, the Company respectfully advises the Staff that the Company accounts for its investment in Interest only securities under ASC 320 as it designates its Interest only securities on the date of acquisition of the investment. Interest only securities that the Company does not hold for the purpose of selling in the near-term but may dispose of prior to maturity are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in partners’ capital. The Company has revised the disclosure accordingly on page 89 of Amendment No. 1.

Securities and Exchange Commission

June 5, 2013

Revenue Recognition, page 83

19.	Staff’s Comment: Please expand your disclosure to address how the recalculations of effective yields are recorded.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Non-GAAP Financial Measures, page 85

20.	Staff’s Comment: We note that you adjust for real estate depreciation and derivative results in your calculation of Adjusted net income. Please reconcile the adjustment amounts to the related line items in your statements of income and disclose footnotes to your reconciliations to explain the relationship between the adjustments and the related line items.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 94 of Amendment No. 1.

Business

Real Estate, page 91

21.	Staff’s Comment: Please discuss how you monitor tenant credit quality of your real estate tenants as it appears most of your leases are triple net leases.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.

Securities and Exchange Commission

June 5, 2013

Our Financing Strategies, page 93

22.	Staff’s Comment: Please supplement your disclosure in this section to include your leverage ratio as of the most recent quarter end. Please also revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 5, 6 and 103 of Amendment No. 1.

Property, page 103

23.	Staff’s Comment: Please revise to disclose how you determined the net book value of asset and reconcile it with your balance sheet. Also, tell us and disclose how you calculate Annual rental income and how it relates to Operating lease income on your statements of income. We may have further comment.

Response: The Company advises the Staff that it has revised the table on page 114 to omit all inter-company debt balances from the table, and accordingly the total net book value reconciles to the amount reflected in the consolidated balance sheet. Annual rental income represents twelve months of contractual rental income due under the leases outstanding for the year ended December 31, 2013. Operating lease income on the consolidated statements of income represents rental income earned and recorded on a straight line basis over the term of the lease. Annual rental income reflected in the table will differ from reported operating lease income when properties are acquired and/or disposed of during the year and when the contractual rental income differs from amounts recorded on a straight-line basis.

The Exchange Offer

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes, page 121

24.	Staff’s Comment: We note that you may provide oral notice of any extension. Please confirm that your subsequent written notice and filings will otherwise satisfy the requirements of Rule 14e-1(d).

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will otherwise comply with the applicable provisions of Rule 14e-1(d).

Securities and Exchange Commission

June 5, 2013

Description of Notes

Certain Covenants

Limitation on Indebtedness, page 134

25.	Staff’s Comment: Revise in this section to briefly discuss the effect of Permitted Debt here so that investors can appreciate the nature of subordination as well as other future debts that may be placed in a superior priority position.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of Amendment No. 1 to include a brief discussion of the effect of Permitted Debt, the effects of subordination and other future debts that may be placed in a superior priority position.

Financial Statements, pages F-1 to F-39

26.	Staff’s Comment: Please update the financial statements in accordance with Regulation S-X Rule 3-12.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the required financial statements in accordance with S-X Rule 3-12, being the unaudited consolidated financial statements of Ladder Capital Finance Holdings LLLP as of and for the three months ended March 31, 2013. Please refer to pages F-43 to F-73 of Amendment No. 1.

Consolidated Statements of Income, page F-4

27.	Staff’s Comment: Please tell us the basis for your income statement presentation; advise us of the guidance you relied upon.

Response: The Company advises the Staff that the Company has used the Staff’s interpretive guidance in SAB Topic 11k which indicates that Article 9 and Guide 3, while applying literally only to bank holding companies, provide useful guidance to certain other registrants. The Company believes that such guidance is useful for presenting its results of operations. As such and pursuant to Article 9, the income statements of the Company use a “net interest income” presentation.

Securities and Exchange Commission

June 5, 2013

Note 2. Significant Accounting Policies

Mortgage Loans Receivable Held for Investment, page F-10

28.	Staff’s Comment: Please tell us how you considered the disclosure required by ASC 310-10-50 relating to non-accrual and past due loans and the credit quality of the loans.

Response: The Company respectfully advises the staff that it considered the disclosures required by ASC 310-10-50, however concluded that the disclosures are not applicable because the Company does not have any non-accrual or past due loans or loans with deteriorated credit quality. Should the Company have these loans in the future, the Company will include the disclosures required by ASC 310-10-50.

Real Estate, page F-10

29.	Staff’s Comment: Please revise to describe your accounting method for the acquisition of operating real estate with in place leases and other intangible assets and clarify how you determine whether an acquisition of real estate is a business combination. Refer to ASC 805.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 90, F-10 and F-11 of Amendment No. 1.

Securitization Results, page F-13

30.	Staff’s Comment: Please tell us and disclose how ASC 860 supports your accounting for sale of loans.

Response: The Company informs the Staff that it evaluates each of its loan sales and securitizations at closing to determine whether such transactions qualify for sale accounting under ASC 860. There were no loan sale or securitization transactions that the Company accounted for as a sale where the Company has had continuing involvement as defined in ASC 860. As part of the Company’s securitization documentation, true sale opinions are issued and reviewed to ensure qualification for sale accounting. The Company respectfully submits that no additional disclosure is required by ASC 860-20-50, but in future filings it will clarify where applicable, in its disclosures, the application of ASC 860 supporting the accounting treatment on the sale of loans that it has no continuing involvement in loans, the transfers of which were accounted for as sales.

Securities and Exchange Commission

June 5, 2013

Note 5. Real Estate, page F-20

31.	Staff’s Comment: With respect to the properties sold in 2012, please tell us how you considered ASC 205-20 in determining how to present the results of these properties.

Response: The Company advises the Staff that it considered the provisions of ASC 205-20. The Company considered the disposition of each property to be a component of an entity and qualify for discontinued operations presentation. However, the Company concluded that the impact to the financial statements in applying the guidance was not material for any of the periods presented in this filing. The Company’s evaluation of the materiality of real estate sold was made by comparing the sum of operations from properties sold and the related net gain on sale of real estate, net to total revenues and to net income and concluded that as a percentage of both metrics, the transactions are individually and in the aggregate immaterial to the consolidated financial statements taken as a whole. For the year ended December 31, 2012, results of operations of and net gains from properties sold as a percentage of total revenues and net income was 0.45% and 0.73%, respectively. For the year ended December 31, 2011, there were no sales of real estate. For the year ended December 31, 2010, results of operations of and net gains from properties sold as a percentage of total revenues and net income were 1.72% and 2.71%, respectively.

Because the Company’s sales of real estate assets have generally occurred within a short period of time following acquisition, the operations of the properties sold included in the overall operations of the Company are insignificant. Accordingly, the Company concluded that the impact of the sales of properties in 2012 were not material both qualitatively and quantitatively.

However, the Company advises the staff that it continues to monitor the results of properties sold, both quantitatively and qualitatively, and will apply the provisions of ASC 205-20 when they become material.

Note 9. Partners’ Capital

Accumulated Other Comprehensive Income roll-forward, page F-31

32.	Staff’s Comment: Please revise to disclose the nature of the components of accumulated other comprehensive income included in capital, including the components of the beginning balance. Refer to ASC 220-1-45-14A.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page F-34 of Amendment No. 1.

Securities and Exchange Commission

June 5, 2013

Note 13. Risks and Uncertainties

Liquidity Risks, page F-34

33.	Staff’s Comment: We note your disclosure on page F-35 and F-24 that your captive insurance company subsidiary is subject to state regulations which require that dividends may only be made with regulatory approval. We also note your disclosure on pages 16 and 17 relating to limitations imposed by debt arrangements on the payment to you by your subsidiaries. Please explain to us how you considered Rule 4-08(e)(3) and 5-04 of Regulation S-X in determining whether Schedule I is required.

Response: As of December 31, 2012, the Company’s consolidated net assets were $1.1 billion. Of this amount, approximately $108.5 million or 9.86% represents restricted net assets (as defined by Rule 4-08(e)(3)), which is the Company’s share of the net assets (after intercompany eliminations) reflected in the balance sheet of its consolidated and unconsolidated subsidiaries as of December 31, 2012 that may not be transferred to the Company in the form of loans, advances or cash dividends by such subsidiaries without the consent of a third party. As of December 31, 2012, the Company did not have any equity interests in the undistributed earnings of 50 percent or less owned persons accounted for under the equity method.

Under Rule 4-08(3), the disclosures in paragraph (3)(i) and (ii) are required to be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method, together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Therefore, since the Company’s restricted net assets fall below this 25 percent threshold, the disclosure requirements prescribed by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X are not required.

Regulatory Risk, page F-36

34.	Staff’s Comment: With respect to your broker-dealer subsidiary, please clarify the current operations and activities of this subsidiary. Also, tell us how you considered the disclosure requirements of ASC 940.

Securities and Exchange Commission

June 5, 2013

Response: The Company informs the Staff that the primary business activity of the Company’s broker dealer subsidiary, Ladder Capital Securities LLC, is acting as co-manager on commercial mortgage loan securitization transactions to which another subsidiary of the Company, Ladder Capital Finance LLC, sells loans. In addition, the broker dealer may purchase, and in the past has purchased, a limited number of real estate securities for its own account; however, as of December 31, 2012 and March 31, 2013, it did not own any securities. Due to the limited activities of the broker dealer, the Company believes no additional disclosure is required in accordance with ASC 940.

Exhibit 5.1

35.	Staff’s Comment: Please revise the legal opinion to include the date on which the registration statement was filed.

Response: In response to the Staff’s comment, the Company has revised the legal opinion attached to Amendment No. 1 as Exhibit 5.1 thereto.

Exhibit 99.2

36.	Staff’s Comment: Please tell us how you determined which financial statements to include related to real estate operations acquired and properties securing significant loans.

Response: The Company advises the Staff that the Company’s purchases of real estate operations during 2012 were comprised of several purchases of net leased assets and a bulk purchase of residential condominium units with rental operations. The Company’s on-going business strategy with respect to real estate asset purchases will continue to include net leased real estate properties. The Company acknowledges that financial statements for owner-occupied properties are not required nor are financial statements for net leased real estate operations unless the property or a group of properties with the same tenant exceeds a 20% threshold. Although the guidance in the Financial Reporting Manual is silent with respect to aggregation of net leased properties, the Company interpreted the guidance to indicate that aggregation is not required. However, since the guidance in the Financial Reporting Manual is not clear, the Company has included the financial information relating to the purchases of these properties in 2012. Accordingly, the Company selected properties representing 50% of the total purchases for inclusion in the pro forma consolidated financial statements, a listing of which was included on page 31 of Exhibit 99.2 to the Company’s Registration Statement as filed on April 29, 2013. The properties selected represent a cross section of all tenants in the Company’s net leased real estate portfolio, including both owner-occupied and in-place leases. Of these properties, the Company provided Statements of Revenue and Certain Expenses for those properties that were not owner-occupied at the time of acquisition. None of the properties acquired in 2012 with a lease in place at acquisition exceeded 5% of total assets at December 31, 2011. The Company acquired one real estate operation in 2011 and five real estate operations in 2010. Activity for both periods was below 10% of the prior year ended total assets and therefore do not represent significant acquisitions requiring further disclosure.

Securities and Exchange Commission

June 5, 2013

Notes to Pro Forma Consolidated Statements of Income, page 31

37.	Staff’s Comment: We note your disclosure that during 2012 you executed ten term debt agreements to finance real estate held for investment. Please tell us how you considered this financing in determining whether to include pro forma adjustment for interest expense on debt associated with the acquisitions. Also, clarify whether depreciation expense includes amortization of any in place leases and other intangibles.

Response: The Company advises the Staff that, with respect to the properties acquired for which pro forma financial information is provided, financing for the properties was arranged as inter-company debt and, since the debt is eliminated in consolidation , there is no economic impact from that debt reflected in the pro-forma consolidated statements of income. Typically, the Company will originate inter-company debt to finance real estate property acquisitions, which it will then seek to sell in a securitization. There is no guarantee that an individual loan will be successfully sold. However, when the debt is sold to a securitization, it is then reflected as an obligation of the Company in its consolidated financial statements. During 2012, the ten term debt agreements executed to finance real estate held for investment related to other and past property acquisitions. Accordingly, while the Company considered the impact of financing associated with the acquisitions, the securitization of that debt was not included as an assumption for the pro-forma income statement because it remained as intercompany debt and was eliminated in consolidation for the entire year.

For the properties presented in the pro-forma consolidated financial statements, there are in place lease assets or other intangible assets resulting from purchase price accounting. Accordingly, depreciation includes amortization of in place leases and other intangibles.

Securities and Exchange Commission

June 5, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Marc Fox